UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of report (Date of earliest event reported)	June 30, 2026

PATRICK INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Indiana	000-03922	35-1057796
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

107 W. Franklin St.
Elkhart,	Indiana	46516	(574)	294-7511
(Address of Principal Executive Offices)		(Zip Code)	Registrant's Telephone Number, including area code

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, no par value	PATK	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).            Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01    Entry into a Material Definitive Agreement
Agreement and Plan of Merger
On June 30, 2026, Patrick Industries, Inc., an Indiana corporation (the “Company”), LCI Industries, a Delaware corporation (“LCI”), Planet First Merger Sub Inc., a newly formed Delaware corporation and a direct wholly owned subsidiary of the Company (“First Merger Sub”), and Planet Second Merger Sub LLC, a newly formed Indiana limited liability company and a direct wholly owned subsidiary of the Company (“Second Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Merger Agreement.
The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of specified conditions set forth therein, the merger of First Merger Sub with and into LCI (the “First Merger”), with LCI surviving the First Merger as a direct wholly owned subsidiary of the Company (the “Initial Surviving Entity”), and immediately following the First Merger, and as part of the same overall transaction as the First Merger, the merger of the Initial Surviving Entity with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub surviving the Second Merger as a direct wholly owned subsidiary of the Company.
The Board of Directors of the Company (the “Company Board”) and the Board of Directors of LCI (the “LCI Board”) have each unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Mergers.
Merger Consideration
Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), each issued and outstanding share of LCI’s common stock, par value $0.01 per share (“LCI Common Stock”) (excluding shares of LCI Common Stock held by LCI, the Company or any of their respective subsidiaries immediately prior to the First Effective Time) will be converted into the right to receive 1.2440 fully paid and nonassessable shares of the Company’s common stock, no par value (“Company Common Stock”) (such ratio, as may be adjusted pursuant to the terms of the Merger Agreement, the “Exchange Ratio”), together with cash in lieu of fractional shares of Company Common Stock, without interest (the “Merger Consideration”) and subject to any applicable withholding taxes pursuant to the terms of the Merger Agreement.
Following the Closing Effective Time, the holders of shares of Company Common Stock prior to the Mergers will own approximately 52% of the Company and the holders of shares of LCI Common Stock prior to the Mergers will own approximately 48% of the Company.
Certain Governance Matters
The Merger Agreement sets forth certain post-closing arrangements, including that the Company will take all actions such that, at the Closing Effective Time, the Company Board will consist of twelve directors, (i) six of whom will be persons designated by the Company from the directors of the Company serving prior to the Closing Effective Time (the “Company Designees”) and (ii) six of whom will be persons designated from the directors of LCI serving prior to the Closing Effective Time (the “LCI Designees”). The Merger Agreement provides that the Company shall take all actions necessary to cause (i) all of the Company Designees and LCI Designees to be appointed, elected and approved as directors of the Company Board effective as of the Closing Effective Time and (ii) all Company Board members prior to the Closing not designated as Company Designees to resign from the Company Board as of the Closing Effective Time.
The Merger Agreement provides that (i) Andy L. Nemeth, current Chief Executive Officer of the Company and member of the Company Board, will continue to serve as Chief Executive Officer of the Company (provided that he remains Chief Executive Officer of the Company as of immediately prior to the Closing Effective Time); (ii) Todd M. Cleveland, current member of the Company Board, will be appointed to serve as the Chair of the Company Board (provided that he remains a director of the Company as of immediately prior to the Closing Effective Time); and (iii) John A. Sirpilla, current interim Chief Executive Officer of LCI and a member of the LCI Board, will be appointed to serve as Vice Chair of the Company Board (provided that he remains a director of LCI as of immediately prior to the Closing Effective Time). The Company will identify four additional Company Designees and LCI will identify five additional LCI Designees, in each case prior to the Closing Effective Time.
The Merger Agreement also provides that the Company shall take all actions necessary to cause, as of the Closing Effective Time, the Company Board to have the following standing committees: an Audit Committee; a Nominating and Governance Committee; a Compensation Committee; and a Capital Allocation and Strategy Committee. Each committee will consist of four (4) directors as of the Closing Effective Time comprised of two (2) LCI Designees and two (2) Company Designees (unless a greater number of directors is mutually agreed by the parties), subject to applicable law and applicable stock exchange listing standards (including applicable independence requirements). As of the Closing Effective Time, the Chair of each of the Audit Committee of the Company Board and the Compensation Committee of the Company Board will be a Company Designee and the Chair of each of the Nominating and Governance Committee of the Company Board and the Capital Allocation and Strategy Committee of the Company Board will be a LCI Designee.
Prior to the Closing, the Company and LCI will mutually agree upon a new corporate name for the Company, which shall become effective concurrently with the Closing and will be set forth in the Final Charter Amendment. Company Common Stock will continue to remain listed on Nasdaq under the ticker symbol “PATK” following the Closing Effective Time.
Treatment of Equity Awards
The Merger Agreement provides that, at the First Effective Time, each outstanding Lightspeed RSU Award and Lightspeed PSU Award will automatically convert into a restricted stock unit award with respect to shares of Company Common Stock, on generally the same terms and conditions as applied immediately prior to the First Effective Time and after giving effect to the Exchange Ratio, except that the number of shares underlying each Lightspeed PSU Award will be determined based on the greater of target performance and actual performance through the First Effective Time extrapolated through the end of the applicable performance period, and such converted award will vest solely based on continued service. Each outstanding cash-settled deferred stock unit of LCI will be cancelled and converted into the right to receive a cash payment based on the closing price of a share of LCI Common Stock on the NYSE on the last trading day immediately prior to the Closing Date, plus any accrued or credited and unpaid dividend or dividend equivalent amounts, in each case subject to the terms and conditions of the Merger Agreement. Planet Equity Awards will generally remain outstanding in accordance with the applicable plan and award agreement terms, except that Planet Performance Shares will be deemed earned at the greater of target and actual performance through the First Effective Time extrapolated through the end of the applicable performance period and will thereafter vest solely based on continued service, and Planet Equity Awards will be eligible to vest upon a Qualifying Termination.
Representations and Warranties; Certain Covenants
The Merger Agreement includes customary representations, warranties and covenants of each of the Company and LCI. During the period from the date of the Merger Agreement to the Closing Effective Time, each of the Company and LCI has agreed to, and to cause their respective subsidiaries to, carry on their respective businesses in all material respects in the ordinary course and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use reasonable best efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them.
In addition, each of the Company and LCI has agreed not to, and will cause its subsidiaries and its and their respective directors and officers not to, and will use its reasonable best efforts to cause its and their other representatives not to, among other things, solicit, initiate or knowingly encourage or take any other action designed to facilitate any inquiries regarding, or the making of, certain third-party acquisition proposals, and has agreed to certain restrictions on its and its Subsidiaries’ and its and their representatives’ ability to respond to any such proposals, in each case, subject to the terms and conditions of the Merger Agreement. Subject to certain qualifications, each of LCI and the Company has agreed to use reasonable best efforts to cause the Mergers to be completed, including to obtain the required regulatory approvals for the transaction, including to certain commitments relating thereto.
Conditions to the Mergers
The completion of the Mergers is subject to certain conditions, including: (i) the adoption of the Merger Agreement by the LCI’s stockholders (the “Company Stockholder Approval”); (ii) the approval of (a) the issuance of shares of Company Common Stock in connection with the First Merger (the “Share Issuance”) and (b) an amendment to the articles of incorporation of the Company to, among other things, increase the number of authorized shares set forth therein (the “Company Charter Amendment” and together with the Planet Share Issuance, the “Patrick Stockholder Approval”) by the Company’s stockholders; (iii) the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (and any timing agreement with the Federal Trade Commission or the Department of Justice, as applicable, shall have terminated or expired); (iv) the receipt of other required regulatory approvals; (v) the absence of any restraint in effect preventing the consummation of the Mergers; (vi) the effectiveness of a registration statement on Form S-4 with respect to such shares of Company Common Stock; (vii) the approval for listing on Nasdaq of the shares of Company Common Stock issuable as Merger Consideration pursuant to the terms of the Merger Agreement; (viii), the receipt by LCI of a written opinion with respect to the tax-free nature of the Mergers for LCI’s stockholders; (ix) subject to certain exceptions, the accuracy of the representations and warranties of the other party; (x) performance in all material respects by each party of its respective obligations under the Merger Agreement; and (xi) the absence of certain changes that have had, or would reasonably be expected to have, a material adverse effect with respect to each of the Company and LCI.
Termination
The Merger Agreement also contains certain customary termination rights, whereby either party may terminate the Merger Agreement (i) by mutual written consent; (ii) if the Mergers have not been completed by March 30, 2027 (the “Outside Date”), subject to two three-month extensions of the Outside Date in the event that the regulatory closing conditions have not been satisfied; (iii) if the LCI Stockholder Approval has not been obtained, (iv) if the Company Stockholder Approval has not been obtained; and (v) if any restraint having the effect of preventing the consummation of the Mergers shall have become final and nonappealable.
In addition, LCI may terminate the Merger Agreement prior to the LCI Stockholders Meeting if, among other things, the Company Board has changed its recommendation that its stockholders approve the Share Issuance and Company Charter Amendment, or has failed to make or reaffirm such recommendation in certain circumstances, and the Company may terminate the Merger Agreement prior to the Company Stockholders Meeting if, among other things, the LCI Board has changed its recommendation that its stockholders adopt the Merger Agreement, or has failed to make or reaffirm such recommendation in certain circumstances.
In connection with the Mergers, LCI will be required to pay the Company a termination fee equal to $94,200,000 million in specified circumstances, including if the Company terminates the Merger Agreement following a change of recommendation by the LCI Board, and the Company will be required to pay LCI a termination fee equal to $94,200,000 million in specified circumstances, including if LCI terminates the Merger Agreement following a change of recommendation by the Company Board, in each case subject to the terms and conditions of the Merger Agreement.
Description of Mergers Not Complete
The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.
The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, LCI or their respective subsidiaries or affiliates. The representations, warranties and covenants set forth in the Merger Agreement have been made only for the purposes of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, as well as by information contained in documents each party has filed with the Securities and Exchange Commission as of a certain date set forth in the Merger Agreement, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties (i) will not survive completion of the Mergers and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement, except as a result of fraud or willful breach and (ii) were made only as of the dates specified in the Merger Agreement.

Item 7.01    Regulation FD Disclosure
On June 30, 2026, the Company and LCI issued a joint press release announcing their entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein. The press release also announced that the Company and LCI will be hosting a joint investor conference call and webcast at 8:30 a.m., Eastern Time, on June 30, 2026, to discuss the transactions contemplated by the Merger Agreement. The presentation materials for the conference call and webcast are attached hereto as Exhibit 99.2.
The information contained in this Item 7.01, including Exhibits 99.1 and 99.2 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.
Item 9.01     Financial Statements and Exhibits
Exhibit Index

Exhibit Number	Exhibits

2.1*	Agreement and Plan of Merger, dated as of June 30, 2026, by and among the Company, LCI, First Merger Sub and Second Merger Sub.

99.1	Joint Press Release, dated June 30, 2026.

99.2	Investor Presentation, dated June 30, 2026.

104	Cover Page Interactive Data File. The cover page XBRL tags are embedded within the inline XBRL document.
* The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. LCI Industries agrees to furnish a supplemental copy of such schedules to the Securities and Exchange Commission upon its request.
Important Information About the Proposed Transaction and Where to Find It
In connection with the proposed transaction between Patrick Industries, Inc. (“Company”) and LCI Industries (“LCI”), the Company and LCI intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a Company registration statement on Form S-4 that will include a joint proxy statement of the Company and LCI that also constitutes a prospectus of the Company with respect to shares of the Company’s common stock to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to stockholders of the Company and LCI (the “Joint Proxy Statement/Prospectus”). The Company and LCI may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which the Company and LCI may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND LCI ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by the Company and LCI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LCI will be available free of charge on LCI’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.”

Certain Information Regarding Participants
The Company, LCI and their respective directors and executive officers may be considered participants in the solicitation of proxies from the stockholders of each of the Company and LCI in connection with the proposed transaction. Information about the directors and executive officers of LCI and their ownership of LCI common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 26, 2026 (the “LCI 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 27, 2026. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026 (the “Company 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 30, 2026. To the extent holdings of Company’s or LCI’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC on: (1) March 31, 2026, March 31, 2026, April 1, 2026, April 20, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 14, 2026, June 5, 2026, June 5, 2026 and June 5, 2026, with respect to directors and executive officers of Lightspeed, (2) May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 21, 2026, May 28, 2026, June 11, 2026 and June 24, 2026, with respect to directors and executive officers of Planet and (3) and other filings made from time to time with the SEC. Information about the directors and executive officers of the Company and LCI, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of the Company’s stockholders and LCI’s stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Company’s or LCI’s website as described above.
No Offer or Solicitation
This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Special Note Regarding Forward-Looking Statements
Information in this Current Report on Form 8-K, other than statements of historical facts, may constitute forward-looking statements, for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the benefits of the proposed transaction between the Company and LCI, including future financial and operating results (including the anticipated impact of the transaction on the Company’s and LCI’s respective earnings), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology, but not all forward-looking statements include such identifying terminology.
All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or LCI to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to each party’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of the Company or LCI, (5) the ability by each of the Company and LCI to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (6) reputational risk and the reaction of each party’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of the combined company due to the increased size and complexity, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of the combined company’s business operations, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against the Company, LCI or the combined company before or after the transaction, and (12) general competitive, economic, political and market conditions and other factors that may affect future results of the Company and LCI. Additional factors which could affect future results of LCI and the Company can be found in the LCI 2025 10-K, under the captions “Special Note Regarding Forward-Looking Statements” and “Risk Factors and LCI’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and the Company 2025 10-K, under the captions “Information Concerning Forward-Looking Statements” and “Risk Factors” and the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. The Company and LCI disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PATRICK INDUSTRIES, INC.
(Registrant)

Date: June 30, 2026	By:	/s/ Matthew S. Filer
Matthew S. Filer
Executive Vice President - Finance, Chief Financial Officer, and Treasurer